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                         November 15, 2023

       Elizabeth C. Radigan
       Executive Vice President, Chief Legal Officer and Corporate Secretary Diebold Nixdorf, Incorporated
       50 Executive Parkway, P.O. Box 2520
       Hudson, OH 44236

                                                        Re: Diebold Nixdorf,
Incorporated
                                                            Registration
Statement on Form S-1
                                                            Filed November 9,
2023
                                                            File No. 333-275461

       Dear Elizabeth C. Radigan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Edwin
Kim at 202-551-3297 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology
       cc:                                              Bradley C. Brasser,
Esq.